SEC FILE NUMBER
001-39545
CUSIP NUMBER
687305102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orphazyme A/S in restructuring

Full Name of Registrant

N/A

Former Name if Applicable

Ole Maaløes Vej 3

Address of Principal Executive Office (Street and Number)

Copenhagen N, Denmark DK-2200

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orphazyme A/S in restructuring (the “Company”) was not able to complete its Annual Report on Form 20-F on the initial due date of May 2, 2022 due to additional work required to present its financial position as an enterprise in restructuring rather than as a going concern. The Company filed a petition for in-court restructuring in Denmark on March 10, 2022, which commenced on March 11, 2022 and necessitated the revision of accounting presentation.

The Company previously filed a Form 12b-25 with respect to its Annual Report on Form 20-F on May 2, 2022. At the time of the filing of Form 12b-25, the Company could not eliminate the reasons causing the inability to file timely without unreasonable effort or expense. The Company intended to file the Annual Report, if required, as soon as practicable and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report (the “Extended Due Date”).

The Company was not able to complete its Annual Report on Form 20-F prior to the Extended Due Date because the time required for the Company to revise its financials from going concern to liquidation basis was greater than originally anticipated, and it will not be able to be completed on the intended timeline. The Company intends to file the Annual Report, if required, as soon as practicable and expects to do so on or before June 7, 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Anders Vadsholt	+45	2898 9055
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Orphazyme A/S in restructuring

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Anders Vadsholt
	Name:	Anders Vadsholt
	Title:	Chief Executive Officer and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).